PICIS, INC.

100 Quannapowitt Parkway, Suite 405

Wakefield, MA 01880

VIA EDGAR AND FACSIMILE

July 3, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:  Barbara C. Jacobs

Re:	Picis, Inc.
Registration Statement on Form S-1
File No. 333-136710

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), PICIS, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.  The Registration Statement was first filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2006.

The Company has determined, due to changes in its financing and strategic plans, not to proceed at this time with the registration and sale of its common stock, par value $0.01 per share as contemplated by the Registration Statement.  The Company confirms that the Registration Statement was not declared effective by the Commission, and no securities of the Company have been sold pursuant to the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.  The Company also requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

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If you have any questions or require additional information, please telephone Edward A. King of Goodwin Procter  LLP, the Company’s outside counsel, at (617) 570-1346.

Sincerely,

/s/ R. Scott Lentz
Name:	R. Scott Lentz
Title:	Executive Vice President and
Chief Financial Officer

cc:	Todd C. Cozzens
June M. Morris, Esq.
Picis, Inc.
William J. Schnoor, Jr., Esq.
Edward A. King, Esq.
Goodwin Procter LLP
Christopher Austin, Esq.
Michael Beauvais, Esq.
Ropes & Gray LLP